Variable Annuity and Variable Life
Semiannual Report for Underlying Funds

American Century VP Income & Growth Fund
American Century VP International Fund
American Century VP Value Fund
American Funds Insurance Series®
DWS Small Cap Index VIP
Fidelity® VIP Contrafund® Portfolio
Fidelity® VIP Growth Portfolio
Fidelity® VIP High Income Portfolio
Fidelity® VIP Index 500 Portfolio
Fidelity® VIP Money Market Portfolio
Fidelity® VIP Overseas Portfolio
Franklin Small Cap Value Securities Fund
Goldman Sachs VIT Large Cap Value Fund
Goldman Sachs VIT Mid Cap Value Fund
Goldman Sachs VIT Strategic Growth Fund
Goldman Sachs VIT Strategic International Equity Fund
Goldman Sachs VIT Structured U.S Equity Fund
ING Clarion Global Real Estate Portfolio
Invesco V.I. Financial Services Fund
Invesco V.I. Global Health Care Fund
Invesco V.I. Technology Fund
Janus Aspen Balanced Portfolio
Janus Aspen Forty Portfolio
Janus Aspen Worldwide Portfolio
MFS® Growth Series
MFS® Investors Trust Series
MFS® New Discovery Series

MFS® Research Series
MML Series Investment Fund (report contains six funds)
MML Series Investment Fund (report contains 13 funds)
MML Series Investment Fund (report contains eight funds)
MML Series Investment Fund II: (report contains seven funds)
MML Series Investment Fund II: MML Blend, MML Equity,
MML Managed Bond and MML Money Market Funds
Oppenheimer Balanced Fund/VA
Oppenheimer Capital Appreciation Fund/VA
Oppenheimer Core Bond Fund/VA
Oppenheimer Global Securities Fund/VA
Oppenheimer Global Strategic Income Fund/VA
Oppenheimer High Income Fund/VA
Oppenheimer International Growth Fund/VA
Oppenheimer Main Street Fund®/VA
Oppenheimer Main Street Small Cap Fund®/VA
Oppenheimer Money Fund/VA
Oppenheimer Small- & Mid-Cap Growth Fund/VA
Panorama Growth Portfolio
Panorama Total Return Portfolio
PIMCO VIT CommodityRealReturn® Strategy Portfolio
T. Rowe Price Blue Chip Growth Portfolio
T. Rowe Price Equity Income Portfolio
T. Rowe Price Limited-Term Bond Portfolio
T. Rowe Price Mid-Cap Growth Portfolio
T. Rowe Price New America Growth Portfolio
Templeton Foreign Securities Fund

Stop receiving this book in your mailbox!

See inside cover for details about our e-Documents℠ program.

For the Period Ended June 30, 2010



We'll help you get there.®

e-Documents℠: Your Questions Answered

We are required to mail certain documents to you. You have a choice of the format in which to receive them: Paper or Electronic.

Q. What are e-Documents?

A. e-Documents stands for "electronic documents" and is the name of the electronic delivery program whereby MassMutual variable product owners, like you, sign up to receive/view certain documents electronically rather than in paper format.

Q. What documents will I receive when I sign up for e-Documents?

A. Variable product owners will receive

- Fund annual/semiannual reports
- Updated prospectuses
- Prospectus supplements

Q. Who can sign up for e-Documents?

A. Variable product owners who have access to our online Service Center

Q. How does it work?

A. You are notified via e-mail that the document is available to view online. The e-mail will usually include a link to the appropriate page on the MassMutual website. The e-Document may also be a message written directly in the e-mail, with no need to visit the website.

Q. Will personal information about my variable product remain secure if I sign up?

A. Absolutely! Personal information about your variable product is never contained within an e-Documents email.

Q. Why should I sign up?

A.
- Quicker delivery
- Save room in your mailbox and files
- Help reduce paper consumption
- Always know where your documents are (online)
- Make use of current technology

Q. Is there any cost to receive e-Documents?

A. None, other than the costs your Internet provider may charge you to access the Internet.

Q. How do I sign up for e-Documents?

A. 1 | Go to www.massmutual.com/loginsc.
2 | Log into your account using your user name and password.
3 | Look for the e-Documents link in the My Profile tab and click it.

It should only take a few moments to sign up!

Q. How long after I sign up will I begin receiving e-Documents?

A. You can start receiving e-Documents the day after you sign up. However, because of timing, it is possible that you may receive both a paper copy of a document and an email notification the first time documents are delivered electronically.

Do you have any more questions?

Call the MassMutual Customer Service Center at (800) 272-2216 between 8 a.m. and 8 p.m. For Executive Group Life℠ (Strategic Group Variable Universal Life®) insurance, or Corporate and Bank Owned Life Insurance (COLI/BOLI insurance), call (800) 548-0073 between 8 a.m. and 5 p.m.



August 30, 2010

To Our Valued Policy and Contract Owners:

Enclosed is one or more semiannual report(s) for the period ended June 30, 2010, for certain underlying funds offered in your variable annuity contract or variable life insurance policy. You will receive a semiannual report for each fund in which you were invested on June 30, 2010.

For fund reports that include multiple share classes, refer to your product prospectus to identify the share class in which you have invested.

The MassMutual Financial Group companies value the opportunity to assist you in the pursuit of your financial goals. For more information about which funds are available under your variable annuity contract or variable life insurance policy, please check your prospectus, or contact your financial professional. You may also contact the MassMutual Customer Service Center by calling (800) 272-2216*, Monday through Friday, between 8 a.m. and 8 p.m. eastern time, or by visiting www.massmutual.com on the Internet.

*For Executive Group Life^{SM} (Strategic Group Variable Universal Life$^{®}$) insurance or Corporate and Bank Owned Life Insurance (COLI/BOLI insurance), policies, call (800) 548-0073.

*Variable annuity contracts and variable life insurance policies
issued by Massachusetts Mutual Life Insurance Company (MassMutual) and its subsidiaries,
C.M. Life Insurance Company and MML Bay State Life Insurance Company.*

MassMutual Financial Group is a marketing name for Massachusetts Mutual Life Insurance Company (MassMutual) and its affiliated companies and sales representatives.

Massachusetts Mutual Life Insurance Company and affiliates
1295 State Street, Springfield, MA 01111-0001

Principal Underwriters:

MML Investors Services, Inc.

MML Distributors, LLC

Subsidiaries of

Massachusetts Mutual Life Insurance Company

1295 State Street

Springfield, MA 01111-0001



© 2010 Massachusetts Mutual Life Insurance Company, Springfield, MA. All rights reserved. www.massmutual.com. MassMutual Financial Group
is a marketing name for Massachusetts Mutual Life Insurance Company (MassMutual) and its affiliated companies and sales representatives.